WACHTELL, LIPTON, ROSEN & KATZ




                                   January 14, 1994

VIA TELECOPY
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Richard I. Beattie, Esq.
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY  10017

Dear Dick:

          As you know, it is our position that the January 7 Viacom offer was in breach of the Exemption Agreement. The proposals you have put forward do not deal with that breach nor do they suggest that all parties confirm that any new bid must have a higher aggregate market value, front and back ends combined, than the other offeror's then-current bid. As you know, we believe that is what the agreements currently require, and if any clarification is warranted, that is the one that would be the most beneficial to the Paramount stockholders and the one best designed to meet the objectives the Paramount Board announced on Wednesday.

          QVC continues to reserve all of its rights, including its right to determine not to extend its existing offer further in response to any new offer that may be made by Viacom during the present extension period.


                                         Very truly yours,

                                         /s/ Marty

                                         Martin Lipton